UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **October 20, 2004**

ACXIOM CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On October 20, 2004, Acxiom Corporation (the "Company") issued a press release announcing the results of its financial performance for the second quarter of fiscal year 2005. The Company will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The Company's press release, including the Financial Road Map, and other communications from time to time include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's financial statements.

The attached press release utilizes a measure of free cash flow. Free cash flow is defined as operating cash flow less cash used by investing activities excluding the impact of investments in joint ventures and other business alliances and cash paid and/or received in acquisitions and dispositions. The Company's management believes that while free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, it nevertheless provides a useful measure of liquidity for assessing the amount of cash available for general corporate and strategic purposes after funding operating activities and capital expenditures, capitalized software expenses, and deferred costs.

In addition, return on invested capital, also included in the attached press release, is a non-GAAP financial measure. Management defines "return on invested capital" as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] times an 8% implied interest rate on the leases. Average invested capital is defined as the trailing 4 quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases. Management believes that return on invested capital is useful because it provides investors with additional useful information for evaluating the efficiency of the Company's capital deployed in its operations. Return on invested capital does not consider whether the business is financed with debt or equity, but rather calculates a return on all capital invested in the business. Return on invested capital includes the present value of future payments on operating leases as a component of the denominator of the calculation, and adjusts the numerator of the calculation for the implied interest expense on those operating leases, in order to recognize the fact that the Company finances portions of its operations with leases instead of using either debt or equity.

The non-GAAP financial measures used by the Company in the attached press release may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

In its October 20, 2004 earnings release, the Company announced that a new "Office of the Company Leader" was being established effective as of January 1, 2005, and that two new positions were being created within that office, namely, Chief Finance & Administration Leader and Chief Operations Leader. Rodger S. Kline, currently serving as Company Operations Leader, will be appointed as Chief Finance & Administration Leader and will serve as the Company's principal financial and accounting officer. L. Lee Hodges, currently the Company's Outsourcing & IT Services Leader, will be appointed as Chief Operations Leader. The "Office of the Company Leader" will be headed by Charles Morgan, Chairman and CEO, and will include Mr. Kline and Mr. Hodges. All of the Company's organizations and functions will report to Messrs. Morgan, Kline or Hodges.

James T. Womble, currently Client Services Organization Leader of the Company's financial services, government and health client services, will be appointed as Global Business Development Leader, a new position which will be focused on the continued expansion of the Company's global business opportunities. Jefferson D. Stalnaker, currently serving as Company Financial Operations Leader, will be appointed as Client Services Organization Leader of the Company's financial services, government and health client services.

Mr. Kline, age 61, joined the Company in 1973 and has served as a director of the Company since 1975. He has held various senior-level positions during his tenure, including Executive Vice President, Chief Information Officer, Treasurer, Chief Operating Officer (Company Operations Leader), and has served in prior years as the Company's principal financial officer. Mr. Kline holds a degree in electrical engineering from the University of Arkansas at Fayetteville, where he has served since 1990 as Chairman of the College of Engineering Advisory Board. Prior to joining Acxiom, Mr. Kline spent seven years with IBM Corporation and two years as an officer in the U.S. Army.

Mr. Hodges, age 58, joined the Company in 1998 as its Outsourcing & IT Services Leader. Prior to joining Acxiom, he was employed for six years with Tascor, the outsourcing subsidiary of Norrell Corporation, most recently serving as a Senior Vice President. Prior to that time, Mr. Hodges served in a number of engineering, sales, marketing and executive positions with IBM Corporation for 24 years. Mr. Hodges holds a bachelor's degree in industrial engineering from Pennsylvania State University.

Mr. Womble, age 61, joined Acxiom in 1974 and has served as a director of the Company since 1975. He has been a senior officer of the Company throughout his tenure, serving as Executive Vice President, then as a Division Leader, and, most currently, as one of the Company's two Client Services Organization Leaders. In his current position, he oversees the management of relationships with clients in major industries including credit card, retail banking and health, as well as governmental entities. Mr. Womble's success in obtaining new business for the Company has been instrumental in the Company's growth over the past thirty years. Prior to joining Acxiom, Mr. Womble was employed by IBM Corporation as a systems engineer and marketing representative. He holds a degree in civil engineering from the University of Arkansas, where he graduated *magna cum laude*.

Mr. Stalnaker, age 38, joined the Company in 1995 and during his tenure has served in a number of roles in the financial organization. He most recently served as Company Financial Operations Leader. He previously served for four years as the financial leader of the Company's largest operating organization (financial services) while also serving in a business development role for several key clients. Before joining the Company, Mr. Stalnaker was employed by the Arkansas Public Service Commission as a senior financial analyst. Prior to that, Mr. Stalnaker worked for several years as a Certified Public Accountant for a regional public accounting firm located in Little Rock, Arkansas. Mr. Stalnaker holds a degree in business administration with a major in accounting from the University of Central Arkansas.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits

The following exhibits are furnished herewith:

Exhibit Number	Description
99.1	Press Release of the Company dated October 20, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 20, 2004

ACXIOM CORPORATION

By:___/s/ Jerry C. Jones_____

Name: Jerry C. Jones

Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company dated October 20, 2004



#1 Information Way
P.O. Box 8180
Little Rock, AR 72203-8180
www.acxiom.com

For more information, contact:
Robert S. Bloom
Financial Relations Leader
Acxiom Corporation
(501) 342-1321
EACXM

Acxiom® Announces Second-Quarter Results
Significant year-over-year growth achieved in revenue, earnings

LITTLE ROCK, Ark — October 20, 2004 — Acxiom® Corporation (Nasdaq: ACXM) today announced financial results for the second quarter of fiscal 2005 ended September 30, 2004. Revenue of $299.1 million, income from operations of $34.4 million, pre-tax earnings of $29.8 million and diluted earnings per share of $.20 all represent significant improvements compared to the same quarter a year ago. Acxiom will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com.

"We are pleased with our second-quarter performance, which keeps us solidly on track to meet the financial goals we have communicated in our Financial Road Map," Company Leader Charles D. Morgan said. "We are particularly encouraged with the growth in our U.S. operations, with revenue up 11 percent and operating income up 58 percent compared to the same quarter last year."

Highlights of Acxiom's second-quarter performance include:

- Revenue of $299.1 million, up 24 percent from $241.1 million in the second quarter a year ago. Acquisitions contributed 12 percentage points of this 24 percentage-point growth in revenue.
- Income from operations of $34.4 million, an increase of 51 percent compared to $22.7 million in the second quarter last year.
- Pre-tax earnings of $29.8 million, an increase of 66 percent compared to $17.9 million in the second quarter a year ago.
- Diluted earnings per share of $.20, up 54 percent from $.13 the year before.
- Operating cash flow of $61.7 million and free cash flow of $41.1 million. The free cash flow of $41.1 million is a non-GAAP financial measure and a reconciliation to the comparable GAAP measure, operating cash flow, is attached to this press release.
- New contracts that are expected to deliver $43 million in annual revenue and renewals that total $71 million in annual revenue.
- Committed new deals in the pipeline that are expected to generate $71 million in annual revenue.

Morgan noted that Acxiom recently completed contracts with Information Resources, Inc. (IRI); TransUnion; Accenture; MGM MIRAGE; GE Consumer Finance; E-LOAN®; Southeast Toyota Distributors, LLC; Ziff Davis Media, Inc.; CopperKey Inc.; and Wolters Kluwer Health.

"We were very pleased with the new business we won in the quarter," Morgan said. "Many of these deals are significant for Acxiom and our future. The relationship with IRI takes our integrated outsourcing value proposition to a new level, as we'll use our Customer Information Infrastructure (CII) grid-based solutions architecture to transform the way IRI builds and delivers its data products. And we're also beginning to deploy CII in a limited capacity at TransUnion, our long-time business partner with whom we have recently completed a five-year extension of our data center outsourcing agreement."

Recognition

Acxiom recently:
- Was included in CIO magazine's "CIO 100," which recognizes organizations around the world that exemplify the highest level of operational and strategic excellence in information technology.
- Was named one of the "Best Places to Work in Information Technology" by Computerworld magazine.
- Won the "CRM Data Quality Market Leader" award from CRM magazine.
- Was named "2004 Best Practices Award" winner for "Radical Data Warehousing/Business Intelligence" by The Data Warehousing Institute.
- Received Sonoco's "Supplier of the Year" Award.
- Was honored as a member of the InformationWeek 500, which recognizes the most innovative corporate users of information technology.

Organizational Changes

Effective January 1, 2005, a new "Office of the Company Leader" will be established and two new positions are being created within that office, namely, Chief Finance & Administration Leader and Chief Operations Leader. Rodger S. Kline, currently serving as Company Operations Leader, will be appointed as Chief Finance & Administration Leader and will serve as the Company's principal financial and accounting officer. L. Lee Hodges, currently the Company's Outsourcing & IT Services Leader, will be appointed as Chief Operations Leader. The "Office of the Company Leader" will be headed by Charles Morgan, Chairman and Company Leader, and will include Mr. Kline and Mr. Hodges. All of the Company's organizations and functions will report to Messrs. Morgan, Kline or Hodges.

James T. Womble, currently Client Services Organization Leader for financial services, government and health, will be appointed as Global Business Development Leader, a new position which will be focused on the continued expansion of the Company's global business opportunities. Jefferson D. Stalnaker, currently serving as Company Financial Operations Leader, will be appointed as Client Services Organization Leader for financial services, government and health.

"These changes position us to better capitalize on our many growth opportunities," Morgan said. "Jim's experience will be very valuable as we continue to expand our business globally. Lee will help us very tightly coordinate sales, client service and delivery, ensuring we maximize effectiveness, efficiency and growth in all operational areas of our business. Jeff has done a great job as a financial leader over the past several years and will now expand his scope and responsibility. Rodger has previously served as our principal financial officer and has been in that role or one closely associated with it for more than ten years and will provide continuity in our financial operations. I am very excited about these organizational changes and the positive impact they will have on our business."

Outlook

For the fiscal year ended March 31, 2005 and thereafter, the Company's expectations are communicated in the attached Financial Road Map, which includes a chart summarizing the Company's one-year and long-term goals as well as an explanation of the assumptions and definitions that accompany these goals.

The financial projections stated today are based on the Company's current expectations. These projections are forward-looking, and actual results may differ materially. These projections do not include the potential impact of any mergers, acquisitions, divestitures or other business combinations that may be completed in the future and do not include the impact of the expensing of employee stock options which is currently proposed by the FASB.

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and Japan.

This release (including references to the Financial Road Map) and the scheduled conference call include a discussion of non-GAAP financial measures. Whenever the Company reports non-GAAP financial measures, there is a reconciliation to the comparable GAAP measure attached to the press release.

This release and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such statements may include but are not necessarily limited to the following: that the projected revenue, operating margin, return on assets and return on invested capital, operating cash flow and free cash flow, borrowings and dividends referred to in the Financial Road Map will be within the estimated ranges; that the company is on track for a successful year and is currently operating in line with the Financial Road Map; that the business pipeline and our current cost structure will allow us to continue to meet or exceed revenue, cash flow and other projections; that new contracts and contract renewals will generate the indicated amounts of revenue; that we have committed new deals in the pipeline that are expected to deliver the indicated amounts; that we are well positioned for success and improving margins going forward; that future results will be within the indicated ranges; that new products and services will produce the expected results.

The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services; the possibility that the recovery from the previous three years' economic slowdown may take longer than expected or that economic conditions in general will not be as expected; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations; the possibility that we won't be able to properly motivate our sales force or other associates; the possibility that we won't be able to achieve cost reductions and avoid unanticipated costs; the possibility that we won't be able to continue to receive credit upon satisfactory terms and conditions; the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies; the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services; the possibility that there will be changes in consumer or business information industries and markets; the possibility that changes in accounting pronouncements (including the proposed accounting pronouncement changes which will require expensing of stock option grants and other equity compensation awards) may occur and may impact these projections; the possibility that we won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the possibility that we may encounter difficulties when entering new markets or industries; the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data; the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services; the possibility that we may enter into short-term contracts which would affect the predictability of our revenues; the possibility that the amount of ad hoc, volume-based and project work will not be as expected; the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources; the possibility that we may experience failures or breaches of our network and data security systems, leading to potential adverse publicity, negative customer reaction, or liability to third parties; the possibility that postal rates may increase, thereby leading to reduced volumes of business; the possibility that our clients may cancel or modify their agreements with us; the possibility that we will not successfully complete customer contract requirements on time or meet the service levels specified in the contracts, which may result in contract penalties or lost revenue; the possibility that we experience processing errors which result in credits to customers, re-performance of services or payment of damages to customers; the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; the possibility that the integration of our recently acquired businesses may not be as successful as planned; and the possibility that we may be affected by other competitive factors.

With respect to the Financial Road Map exhibit, all of the above factors apply, along with the following which were assumptions made in creating the Financial Road Map: that the U.S. and global economies will continue to improve at a moderate pace; that global growth will continue to be strong and that globalization trends will continue to grow at an increasing pace; that Acxiom's computer and communications related expenses will continue to fall as a percentage of revenue; that the Customer Information Infrastructure (CII) grid-based environment Acxiom has begun to implement will continue to be implemented successfully over the next 3-4 years and that the new CII infrastructure will continue to provide increasing operational efficiencies; that the recent acquisitions of Claritas Europe and Consodata Europe will be successfully integrated and that significant efficiencies will be realized from this integration; relating to operating cash flow and free cash flow, that sufficient operating and capital lease arrangements will continue to be available to the Company to provide for the financing of most of its computer equipment and that software suppliers will continue to provide financing arrangements for most of the software purchases; relating to revolving credit line balance, that free cash flow will meet expectations and that the Company will continue to use free cash flow to pay down bank debt, buy back stock and fund dividends; relating to annual dividends, that the Board of Directors will continue to approve quarterly dividends and will vote to increase dividends over time; relating to diluted shares, that the Company will meet its cash flow expectations and that potential dilution created through the issuance of stock options and warrants will be mitigated by continued stock repurchases in accordance with the Company's stock repurchase program.

With respect to the provision of products or services outside our primary base of operations in the U.S., all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations. Other factors are detailed from time to time in our periodic reports and registration statements filed with the United States Securities and Exchange Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast. We undertake no obligation to update the information contained in this press release, including the Financial Road Map or any other forward-looking statement.

Acxiom is a registered trademark of Acxiom Corporation.

###

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Three Months Ended September 30,	
	2004	2003
Revenue:		
Services	220,072	190,098
Data	79,037	50,998
Total revenue	299,109	241,096
Operating costs and expenses:		
Cost of revenue		
Services	168,950	154,429
Data	49,768	36,556
Total cost of revenue	218,718	190,985
Selling, general and administrative	46,020	27,395
Total operating costs and expenses	264,738	218,380
Income from operations	34,371	22,716
Other income (expense):		
Interest expense	(4,743)	(4,889)
Other, net	205	121
Total other income (expense)	(4,538)	(4,768)
Earnings before income taxes	29,833	17,948
Income taxes	11,337	6,731
Net earnings	18,496	11,217
Earnings per share:		
Basic	0.22	0.13
Diluted	0.20	0.13

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Six Months Ended September 30,	
	2004	2003
Revenue:		
Services	427,919	382,612
Data	160,184	95,166
Total revenue	588,103	477,778
Operating costs and expenses:		
Cost of revenue		
Services	332,499	313,184
Data	101,587	71,193
Total cost of revenue	434,086	384,377
Selling, general and administrative	94,549	60,459
Gains, losses and nonrecurring items, net	(344)	(1,008)
Total operating costs and expenses	528,291	443,828
Income from operations	59,812	33,950
Other income (expense):		
Interest expense	(9,813)	(9,654)
Other, net	614	886
Total other income (expense)	(9,199)	(8,768)
Earnings before income taxes	50,613	25,182
Income taxes	19,233	2,702
Net earnings	31,380	22,480
Earnings per share:		
Basic	0.36	0.26
Diluted	0.34	0.25

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

| | For the Three Months Ended September 30, | |
	2004	2003
Basic earnings per share:		
Numerator - net earnings	18,496	11,217
Denominator - weighted-average shares outstanding	86,010	85,236
Basic earnings per share	0.22	0.13
Diluted earnings per share:		
Numerator:		
Net earnings	18,496	11,217
Interest expense on convertible bonds (net of tax benefit)	1,017	1,026
	19,513	12,243
Denominator:		
Weighted-average shares outstanding	86,010	85,236
Dilutive effect of common stock options and warrants	3,464	1,937
Dilutive effect of convertible debt	9,589	9,589
	99,063	96,762
Diluted earnings per share	0.20	0.13

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

| | For the Six Months Ended September 30, | |
	2004	2003
Basic earnings per share:		
Numerator - net earnings	31,380	22,480
Denominator - weighted-average shares outstanding	86,047	85,839
Basic earnings per share	0.36	0.26
Diluted earnings per share:		
Numerator:		
Net earnings	31,380	22,480
Interest expense on convertible bonds (net of tax benefit)	2,034	2,051
	33,414	24,531
Denominator:		
Weighted-average shares outstanding	86,047	85,839
Dilutive effect of common stock options and warrants	3,709	1,770
Dilutive effect of convertible debt	9,589	9,589
	99,345	97,198
Diluted earnings per share	0.34	0.25

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

| | For the Three Months Ended September 30, | |
	2004	2003
US Services & Data	188,105	169,031
International Services & Data	47,893	15,037
IT Management	69,325	60,967
Intercompany eliminations	(6,214)	(3,939)
Total Revenue	299,109	241,096

| | For the Six Months Ended September 30, | |
	2004	2003
US Services & Data	363,069	331,141
International Services & Data	101,335	28,620
IT Management	132,594	122,912
Intercompany eliminations	(8,895)	(4,895)
Total Revenue	588,103	477,778

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands)

	September 30, 2004	March 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 10,140	$ 14,355
Trade accounts receivable, net	236,862	212,387
Deferred income taxes	14,288	14,032
Refundable income taxes	915	2,280
Other current assets	48,136	43,272
Total current assets	310,341	286,326
Property and equipment	536,578	521,064
Less - accumulated depreciation and amortization	243,700	253,976
Property and equipment, net	292,878	267,088
Software, net of accumulated amortization	60,214	64,553
Goodwill	312,168	282,971
Purchased software licenses, net of accumulated amortization	152,206	157,217
Unbilled and notes receivable, excluding current portions	15,675	13,030
Deferred costs, net	84,210	88,096
Data acquisition costs	45,009	36,557
Other assets, net	13,273	19,946
	$ 1,285,974	$ 1,215,784
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term obligations	79,585	73,245
Trade accounts payable	50,778	41,527
Accrued merger, integration and impairment costs	190	2,881
Accrued payroll and related expenses	23,791	23,979
Other accrued expenses	70,902	63,411
Deferred revenue	86,053	91,060
Total current liabilities	311,299	296,103
Long-term obligations:		
Long-term debt and capital leases, net of current installments	265,830	239,327
Software and data licenses, net of current installments	41,268	54,130
Total long-term obligations	307,098	293,457
Deferred income taxes	58,892	39,008
Commitments and contingencies		
Stockholders' equity:		
Common stock	9,352	9,226
Additional paid-in capital	384,615	361,256
Retained earnings	332,972	308,487
Accumulated other comprehensive loss	3,608	2,940
Treasury stock, at cost	(121,862)	(94,693)
Total stockholders' equity	608,685	587,216
	$ 1,285,974	$ 1,215,784

ACXIOM CORPORATION AND SUBSIDIARIES
RECONCILIATION OF FREE CASH FLOW TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	Qtr ended 6/30/2001	Qtr ended 9/30/2001	Qtr ended 12/31/2001	Qtr ended 3/31/2002	Yr ended 3/31/2002
Net cash provided by operating activities	(39,280)	69,300	60,493	60,092	150,605
Proceeds received from disposition of assets	127	-	-	46	173
Capitalized software	(5,935)	(5,464)	(5,832)	(6,890)	(24,121)
Capital expenditures	(8,789)	-	(2,612)	(3,474)	(14,875)
Deferral of costs	(8,690)	(18,012)	(14,077)	(7,352)	(48,131)
Proceeds from sale and leaseback transaction	-	1,964	4,035	-	5,999
Free cash flow	(62,567)	47,788	42,007	42,422	69,650

	Qtr ended 6/30/2002	Qtr ended 9/30/2002	Qtr ended 12/31/2002	Qtr ended 3/31/2003	Yr ended 3/31/2003
Net cash provided by operating activities	60,243	53,446	76,992	63,112	253,793
Proceeds received from disposition of assets	45	155	-	93	293
Capitalized software	(8,652)	(8,958)	(8,726)	(8,237)	(34,573)
Capital expenditures	(1,916)	(3,000)	(5,893)	(2,403)	(13,212)
Deferral of costs	(3,240)	(4,108)	(3,796)	(3,883)	(15,027)
Proceeds from sale and leaseback transaction	-	7,729	-	-	7,729
Free cash flow	46,480	45,264	58,577	48,682	199,003

	Qtr ended 6/30/2003	Qtr ended 9/30/2003	Qtr ended 12/31/2003	Qtr ended 3/31/2004	Yr ended 3/31/2004
Net cash provided by operating activities	48,125	49,909	79,282	82,567	259,883
Proceeds received from disposition of assets	506	192	39	2,046	2,783
Capitalized software	(6,335)	(7,296)	(6,510)	(7,703)	(27,844)
Capital expenditures	(1,588)	(3,036)	(7,637)	(9,917)	(22,178)
Deferral of costs	(6,026)	(4,006)	(5,312)	(9,537)	(24,881)
Free cash flow	34,682	35,763	59,862	57,456	187,763

	Qtr ended 6/30/2004	Qtr ended 9/30/2004
Net cash provided by operating activities	34,714	61,742
Capitalized software	(4,107)	(4,721)
Capital expenditures	(1,823)	(4,813)
Deferral of costs	(9,610)	(11,113)
Free cash flow	19,174	41,095

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended September 30,	
	2004	2003
Cash flows from operating activities:		
Net earnings	18,496	11,218
Non-cash operating activities:		
Depreciation and amortization	45,102	37,140
Deferred income taxes	10,699	-
Changes in operating assets and liabilities:		
Accounts receivable	(7,488)	(1,199)
Other assets	(7,434)	6,765
Accounts payable and other liabilities	2,548	(3,600)
Merger, integration and impairment costs	(181)	(415)
Net cash provided by operating activities	61,742	49,909
Cash flows from investing activities:		
Proceeds received from the disposition of assets	-	192
Capitalized software	(4,721)	(7,296)
Capital expenditures	(4,813)	(3,036)
Deferral of costs	(11,113)	(4,006)
Payments received from investments	219	159
Net cash paid in acquisitions	(11,181)	-
Net cash used by investing activities	(31,609)	(13,987)
Cash flows from financing activities:		
Proceeds from debt	59,203	29,286
Payments of debt	(75,049)	(50,233)
Dividends paid	(3,446)	-
Sale of common stock	4,354	3,859
Acquisition of treasury stock	(16,397)	(20,032)
Net cash used by financing activities	(31,335)	(37,120)
Effect of exchange rate changes on cash	128	(15)
Net decrease in cash and cash equivalents	(1,074)	(1,213)
Cash and cash equivalents at beginning of period	11,214	4,862
Cash and cash equivalents at end of period	10,140	3,649
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	6,554	6,794
Income taxes	8	(2,533)
Noncash investing and financing activities:		
Enterprise software licenses acquired under long-term obligatior	3,282	991
Acquisition of property and equipment under capital lease and installment payment arrangements	18,572	14,531
Construction of assets under construction loan	6,323	2,610

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	For the Six Months Ended September 30,	
	2004	2003
Cash flows from operating activities:		
Net earnings	31,380	22,481
Non-cash operating activities:		
Depreciation and amortization	89,099	71,036
Loss on disposal or impairment of assets, net	-	(1,008)
Deferred income taxes	19,548	(6,742)
Changes in operating assets and liabilities:		
Accounts receivable	(26,149)	4,810
Other assets	(8,446)	8,826
Accounts payable and other liabilities	(6,285)	(815)
Merger, integration and impairment costs	(2,691)	(554)
Net cash provided by operating activities	96,456	98,034
Cash flows from investing activities:		
Proceeds received from the disposition of operations	-	7,684
Proceeds received from the disposition of assets	-	698
Capitalized software	(8,828)	(13,631)
Capital expenditures	(6,636)	(4,624)
Investments in joint ventures and other companies	-	(5,000)
Deferral of costs	(20,723)	(10,032)
Payments received from investments	503	1,360
Net cash paid in acquisitions	(16,741)	-
Net cash used by investing activities	(52,425)	(23,545)
Cash flows from financing activities:		
Proceeds from debt	98,129	82,473
Payments of debt	(135,609)	(110,888)
Dividends paid	(6,895)	-
Sale of common stock	23,671	6,709
Acquisition of treasury stock	(27,368)	(54,697)
Net cash used by financing activities	(48,072)	(76,403)
Effect of exchange rate changes on cash	(174)	72
Net decrease in cash and cash equivalents	(4,215)	(1,842)
Cash and cash equivalents at beginning of period	14,355	5,491
Cash and cash equivalents at end of period	10,140	3,649
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	9,888	10,302
Income taxes	108	(1,556)
Noncash investing and financing activities:		
Acquisition of land in exchange for debt	-	2,698
Acquisition of data under long-term obligation	-	18,340
Enterprise software licenses acquired under long-term obligation	5,967	9,212
Acquisition of property and equipment under capital lease and installment payment arrangements	39,070	31,334
Construction of assets under construction loan	13,111	2,610

ACXIOM CORPORATION

Financial Road Map [1]

(as of Sep 30, 2004)

Years Ending March 31,	Actual Fiscal 2004 [2]	Actual Q2 Fiscal 2005	Actual YTD Fiscal 2005	Target Fiscal 2005	Long-Term Goals Fiscal 2008
U.S. Revenue Growth	2.7%	11.1%	8.4%	7.0% to 11.0%	7.0% to 10.0% (CAGR)
U.S. Revenue	$926 million	$251 million	$487 million	$991 to $1,028 million	-
International Revenue Growth	51.3%	218.5%	254.1%	-	14.0% to 18.0% (CAGR)
International Revenue	$85 million	$48 million	$101 million	$220 to $240 million	-
U.S. Operating Margin	9.8%	13.9%	11.8%	11.5% to 12.0%	15.0% to 16.0%
International Operating Margin	3.1%	-1.3%	2.2%	8.0% to 11.0%	18.0% to 20.0%
Return on Assets	8.2%	9.7% [3]	9.7% [3]	10.0% to 12.0%	14.0% to 16.0%
Return on Invested Capital	9.4%	11.3% [3]	11.3% [3]	12.0% to 14.0%	16.0% to 19.0%
Operating Cash Flow	$260 million	$62 million	$96 million	$220 to $260 million	$220 to $260 million
Free Cash Flow	$188 million	$41 million	$60 million	$160 to $180 million	$160 to $180 million
Revolving Credit Line Balance	$16 million	$22 million	$22 million	Less than $150 million	Less than $200 million
Dividends Per Share	$0.04 [4]	$0.04	$0.08	$0.16	$0.20 to $0.24

1 Assumptions and definitions are defined on the following schedule: "Financial Road Map assumptions and definitions"

2 The Fiscal 2004 results include $0.9 million expense recorded in gains, losses and nonrecurring items, net and $2.8 million related to a write-down of a third-party software package.

3 ROA and ROIC for Q2 & YTD of Fiscal 2005 are calculated on a trailing 4 quarters basis. Results for the trailing 4 quarters ending Q2 of Fiscal 2005 include $4.5 million of restructuring charges, $3.7 million of asset impairment charges, partially offset by $3.9 million of recovery of previous charges on a bankrupt customer.

4 Acxiom declared its first quarterly dividend in the fourth quarter of Fiscal 2004.

ACXIOM CORPORATION

Financial Road Map Assumptions and Definitions

Assumptions

1. The effective tax rate is projected to be approximately 38% for future years.

2. Investing activities (including capital expenditures, deferred costs and capitalized software) will be $60 million to $80 million for each of the years presented.

3. Interest rates will remain at approximately the current levels.

4. The Company will utilize all of its tax loss carry forwards and begin to pay U.S. federal and state income taxes during FY06.

5. The Company will pay incentives under its bonus plan of approximately $15 million to $25 million for each of the years beginning in fiscal 2005.

6. The Company will maintain a relatively constant mix of business for each of its three business segments.

7. Foreign exchange rates will remain at approximately the current levels.

8. Stock repurchases will be in amounts that yield the highest shareholder return considering all other uses for the available cash.

9. Diluted outstanding shares will increase slightly to reflect the impact of in-the-money options as the stock price increases.

10. Long-term goals are based on the Company's current assessment of opportunities and are subject to change. There are risks associated with obtaining these goals which are explained under forward looking statements in the press release accompanying this Financial Road Map. Acxiom disclaims any obligation to update the information contained in this Financial Road Map.

Definitions

1. **Revenue Growth** is defined as the percentage growth compared to the previous corresponding fiscal year or comparable period.

2. **Operating Margin** is defined as the income from operations as a percentage of revenue.

3. **Return on Assets (ROA)** is defined as income from operations divided by average total assets for the trailing four quarters.

4. **Return on Invested Capital (ROIC)** is defined as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] x an 8% implied interest rate on the leases. Average invested capital is defined as the trailing four-quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases.

5. **Operating Cash Flow** is as shown on the Company's cash flow statement.

6. **Free Cash Flow** is defined as cash flow from operating activities less cash flow from investing activities excluding net cash paid or received for acquisitions and divestitures, joint ventures and investments.

7. **Revolving Credit Line Balance** is defined as actual funds borrowed under the Company's revolving line of credit facility at the end of the period.

8. **Dividends Per Share** is defined as the sum of the dividends for that period.

ACXIOM CORPORATION

Reconciliation of Non-GAAP Measurements

(Dollars in thousands)

Years Ending March 31,	Actual Fiscal 2004	Actual Q2 Fiscal 2005	Actual YTD Fiscal 2005	Target Fiscal 2005		Long-Term Goals Fiscal 2008	
Free Cash Flow							
Net cash provided by operating activities	259,883	61,742	96,456	220,000	260,000	220,000	260,000
Proceeds received from disposition of assets	2,783	0	0	0	0	0	0
Capitalized software	(27,844)	(4,721)	(8,828)	(26,000)	(28,000)	(26,000)	(28,000)
Capital expenditures	(22,178)	(4,813)	(6,636)	(16,000)	(25,000)	(16,000)	(25,000)
Deferral of costs	(24,881)	(11,113)	(20,723)	(18,000)	(27,000)	(18,000)	(27,000)
Free cash flow	187,763	41,095	60,269	160,000 to	180,000	160,000 to	180,000

Free cash flow as defined by the Company may not be comparable to similarly titled measures reported by other companies. Management of the Company has included free cash flow in this Financial Road Map because although free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, management believes that it provides investors with a useful alternative measure of liquidity by allowing an assessment of the amount of cash available for general corporate and strategic purposes, including debt payments, after funding operating activities and capital expenditures, capitalized software expenses and deferred costs. The above table reconciles free cash flow to cash provided by operating activities, the nearest comparable GAAP measure.

Return on Assets (ROA) and Return on Invested Capital (ROIC)	Actual Fiscal 2004 ROA	Actual Fiscal 2004 ROIC	Actual Q2 Fiscal 2005 ROA (5)	Actual Q2 Fiscal 2005 ROIC (5)	Actual YTD Fiscal 2005 ROA (5)	Actual YTD Fiscal 2005 ROIC (5)	Target Fiscal 2005 ROA		Target Fiscal 2005 ROIC		Long-Term Goals Fiscal 2008 ROA		Long-Term Goals Fiscal 2008 ROIC	
Numerator:														
Income from operations	93,284	93,284	119,153	119,153	119,153	119,153	131,000	155,000	131,000	155,000	221,000	272,000	221,000	272,000
Add implied interest on operating leases (1)		13,557		12,981		12,981			16,000	16,000			21,000	21,000
	93,284	106,841	119,153	132,134	119,153	132,134	131,000	155,000	147,000	171,000	221,000	272,000	242,000	293,000
Denominator:														
Average total assets (2)	1,143,120	1,143,120	1,224,411	1,224,411	1,224,411	1,224,411	1,250,000	1,300,000	1,250,000	1,300,000	1,600,000	1,700,000	1,600,000	1,700,000
Less average cash (3)		(10,129)		(13,339)		(13,339)			(5,000)	(5,000)			(100,000)	(200,000)
Less average non-interest bearing current liabilities (4)		(166,175)		(207,093)		(207,093)			(220,000)	(230,000)			(240,000)	(240,000)
Plus average present value of operating leases (1)		171,422		170,234		170,234			201,000	201,000			258,000	258,000
	1,143,120	1,138,238	1,224,411	1,174,212	1,224,411	1,174,212	1,250,000	1,300,000	1,226,000	1,266,000	1,600,000	1,700,000	1,518,000	1,518,000
Return on invested capital	8.2%	9.4%	9.7%	11.3%	9.7%	11.3%	10.5% to	11.9%	12.0% to	13.5%	13.8% to	16.0%	15.9% to	19.3%

Notes

1 Average present value of operating leases is the average for the trailing 4 quarter ends of the present value of future payments on operating leases, discounted at 8% which is the assumed implicit interest rate included in the leases. The implied interest added to the numerator is the 8% assumed interest charge on the average quarterly balance [(beginning + Ending) / 2] of the present value of the leases.
2 Average total assets is the average of the GAAP amount for the trailing 4 quarter ends.
3 Average cash is the average of the GAAP amount for the trailing 4 quarter ends.
4 Average non-interest bearing current liabilities is the average for the trailing 4 quarter ends of all current liabilities excluding the current portion of long-term debt.
5 ROA and ROIC for Q2 and YTD of Fiscal 2005 are calculated on a trailing 4 quarters basis and are therefore the same.

Return on Invested Capital (ROIC) as defined by the Company, may not be comparable to similarly titled measures reported by other companies. Management of the Company has included ROIC in this Financial Road Map because it measures the capital efficiency of our business. ROIC does not consider whether the business is financed with debt or equity; rather ROIC calculates a return on all capital invested in the business. The above table reconciles ROIC to a ROA calculation using GAAP numbers. The Company uses ROIC in a number of ways, including pricing analysis, capital expenditure evaluation, and merger and acquisition valuation.